Exhibit 1

Media Relations	Investor Relations
Jorge Pérez	Lucy Rodriguez
+52 (81) 8259-6666	+1 (212) 317-6007
jorgeluis.perez@cemex.com	ir@cemex.com

CEMEX ANNOUNCES 19% INCREASE IN FOURTH QUARTER EBITDA

AND 10% GROWTH IN CEMENT VOLUMES

MONTERREY, MEXICO, FEBRUARY 11, 2021– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today strong results in the fourth quarter of 2020 with EBITDA growing double-digit on a year over year basis in most regions. Consolidated net sales increased 9% in fourth quarter of 2020 to US$3.5 billion and increased 1% for the full year 2020 to US$13 billion versus the comparable periods in 2019. Operating EBITDA increased 19% during the fourth quarter of 2020 to US$644 million and increased by 7% for the full year to US$2.46 billion. The pickup in EBITDA in the fourth quarter is attributable to significant momentum in cement volumes and cost savings under “Operation Resilience”.

CEMEX’s Consolidated Fourth Quarter 2020 Financial and Operational Highlights

•	Net Sales increased 9%, to US$3,537 million. This is the highest reported Sales in a fourth quarter since 2014.

•	Operating EBITDA increased 19% to US$644 million, as compared to the same period in 2019.

•	Operating EBITDA margin increased by 1.2pp, to 18.2% due to volume growth and cost savings under “Operation Resilience”.

•	Free Cash Flow after Maintenance Capital Expenditures reached US$575 million, a 9% growth versus the same quarter of 2019.

•	Controlling Interest Net Income was US$70 million in the fourth quarter of 2020 versus a loss of US$238 million in the same quarter of 2019.

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Despite COVID-19 disruptions during the year, CEMEX continued to make progress on its deleveraging goal. Excluding the foreign exchange effect, net debt plus perpetuals declined by US$1,027 million in 2020, while the leverage ratio declined by one tenth of a turn.

“2020 was one of the most challenging years we have faced but it also was a remarkable year that tested the strengths of CEMEX and several of our recent strategic initiatives. I am proud of our performance, the organization, and how we responded to the sudden arrival of COVID-19 in 2020” said Fernando A. González, CEO of CEMEX. “I would like to recognize our employees who have risen to the challenge of COVID and adjusted their protocols to work safely. Despite our best efforts, however, we have lost valued colleagues to the pandemic. I would like to acknowledge the contribution of these individuals and extend my heart-felt sympathies to their families and friends”.

Geographical Markets Fourth Quarter 2020 Highlights

Net Sales in Mexico increased 23% to US$836 million. Operating EBITDA, increased 26% to US$268 million in the quarter, versus the same period of the previous year.

CEMEX’s operations in the United States reported Net Sales of US$1.0 billion, an increase of 8% from the same period in 2019. Operating EBITDA increased by 25% to US$186 million versus the same quarter of 2019. For the full year, the US business generated US$747 million in EBITDA, the highest reported annual amount since 2007.

In the Europe, Middle East, Africa and Asia region, Net Sales increased by 6%, compared with the same period of the previous year, reaching US$1.2 billion. Operating EBITDA was US$159 million for the quarter, 5% higher than the same period last year.

CEMEX’s operations in the South, Central America and the Caribbean region, reported Net Sales of US$410 million, an increase of 6% over the same period of 2019. Operating EBITDA increased by 11% to US$106 million in the fourth quarter of 2020, in contrast to the same quarter of 2019.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

Note: All percentage variations related to Net Sales and EBITDA are on a like to like basis for ongoing operations and adjusting for currency fluctuations

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This press release contains forward-looking statements that reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. CEMEX assumes no obligation to update or correct the information contained in this press release. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise any forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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